Exhibit 1

Attention Business/Financial Editors:

Hawker Resources Inc. Announces Second Quarter Results

Not for distribution in the United States or over U.S. Wire Services. Any failure to comply with this restriction may constitute a violation of U.S. Securities Laws.

Calgary, August 6, 2003, Hawker Resources Inc. today announced the results of its activities for the Second Quarter of 2003. The quarter saw the completion of the Company’s transformation into an oil and gas enterprise with the acquisition of natural gas producing properties in Alberta. In addition to the acquisition, the Company successfully raised $45 million ($42.3 net of underwriting fees) under a prospectus offering of common shares, established a new $28 million lending facility with the Canadian Imperial Bank of Commerce and hired the staff required to exploit the new asset base of Hawker.

On June 30, 2003 the Company acquired an undivided 50% working interest in the Lavoy and Cold Lake areas of Alberta. These are the properties that were referred to in the prospectus dated May 29th, 2003 acquired in conjunction with the purchase of Southward Energy Ltd. on April 30th, 2003. Also on June 30, 2003 Hawker disposed of the Southward group of companies in order to simplify our corporate structure. The Company has also been successful in disposing of the assets and settling the liabilities of the pharmaceutical research activities. Specifically Hawker has accepted an offer to sell its building and has accepted an offer to settle its obligations under the Alberta Heritage Foundation Grant. As a result of these transactions, Hawker has, at June 30, 2003, resource properties currently producing 19MMCF/D of natural gas, bank debt of $24 Million and tax pools of approximately $150 million.

The activity of the second quarter was important in establishing Hawker as an oil and gas enterprise. The transactions described above represent the beginning of a company which allows Hawker to achieve its stated objective to “become a full cycle oil and gas company with a dual focus on exploration and development activities and on an aggressive acquisition strategy, with a particular emphasis on natural gas opportunities”. David Tuer said, “We would like to thank our shareholders for their support in the creation of Hawker as an oil and gas enterprise and I look forward to reporting to my fellow shareholders a continuing story of growth and profitability.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”).

On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in Alberta, Canada. The purchase did not generate any revenues or expenses from oil and gas operations for the Company in the second quarter or first half of 2003 due to the date of acquisition.

Revenue

Revenue for the second quarter of 2003 was $33,000 as compared to $4,000 for the same period in 2002. For the six months ended June 30, 2003, the Company recorded total revenue of $411,000 compared to $136,000 for the six months ended June 30, 2002.

Interest income for the three months ended June 30, 2003 was $26,000 versus $4,000 for the three months ended June 30, 2002. This increase was due to higher cash balances during the second quarter of 2003 as compared to the second quarter of 2002. Interest income for the first half of 2003 was $29,000, unchanged form the $29,000 for the first half of 2002.

Other revenue received during the second quarter of 2003 related to proceeds received from the sale of research documents. Other revenue received by the Company during the first half of 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. Other revenue of $107,000 received during the first half of 2002 related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. No milestone payments were received in the first half of 2003.

Operating Expenses

Operating expenses for the second quarter of 2003 were $913,000, an increase of 104% from the $448,000 for the same period in 2002. This increase was due to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. Operating expenses totaled $1,362,000 for the six months ended June 30, 2003 as compared with $659,000 for the six months ended June 30, 2002. The increase in operating expenses for the first half of 2003 was also due to the addition of staff, increased professional fees and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity.

Interest Expense

Interest expense for the three months ended June 30, 2003 was $29,000, reflecting interest on the bank credit facility that was drawn on for the purchase of natural gas properties and interest incurred on convertible debentures. There was no interest expense for the corresponding period in 2002 as the Company’s debt under a previous facility had been repaid earlier during 2002. Interest expense for the first six months of 2003 was $29,000 as compared with $71,000 for the six months ended June 30, 2002. The decrease in interest expense reflects the short period of time during 2003 that the Company used debt financing.

Operating Costs and Write-Downs Associated with Assets Held for Sale

Operating costs and write-downs associated with assets held for sale were $152,000 for the second quarter of 2003 as compared with $133,000 for the same period of 2002. During the second quarter of 2003, the Company wrote-down the carrying value of assets held for sale by $145,000. The second quarter of 2002 included a $48,000 loss on disposal of assets held for sale. For the first half of 2003, operating costs and write-downs associated with assets held for sale were $190,000 as compared with $216,000 for the first half of 2002.

Depreciation

For the second quarter of 2003, depreciation expense was $1,000 as compared with $4,000 for the second quarter of 2002. Depreciation for the six months ended June 30, 2003 was $3,000 as compared with $16,000 for the same period in 2002. These decreases were a result of the reduced carrying value of the depreciable capital assets due to the asset disposals that occurred during the year ended December 31, 2002.

Liquidity and Capital Resources

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

On May 29, 2003, the Company issued a prospectus offering 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50% interest in the W4M Properties and non-cash working capital of $69,043,000 was funded by the net proceeds of the prospectus offering and bank debt.

In connection with sale of Southward, the Company agreed to purchase various seismic data from Southward in the amount of $4,200,000. Furthermore, in the event that specified third parties elect not to purchase certain seismic data from Southward, the Company would be obligated to purchase additional seismic data in the amount of $800,000. Under the same agreement, the Company has the right to purchase up to $11,000,000 of additional seismic data.

During the second quarter of 2003, the Company also spent $475,000 on land acquisitions. There were no capital expenditures during either the second quarter or first half of 2002, reflecting the wind-down of the biotech operations of the Company.

During the three months ended June 30, 2003, the Company received proceeds of $84,000 on assets held for sale, including a $75,000 non-refundable deposit for the sale of the manufacturing facility and remaining equipment. During the three months ended June 30, 2002, the Company received proceeds of $33,000 on assets held for sale.

During the first half of 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan.

On May 28, 2003, the Company obtained a $28,000,000 extendible revolving term credit facility. As at June 30, 2003, the Company had drawn $24,344,000 on this line of credit. The bank debt was incurred in conjunction with the acquisition of the oil and gas assets described earlier.

As at June 30, 2003, the Company’s cash position was $3,460,000 and its working capital position was $4,469,000 compared to December 31, 2002 balances of $289,000 and $412,000, respectively.

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, Hawker and the AHFMR have agreed to a royalty payment of $18,550 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

Outlook

As of June 30, 2003, Hawker has a 50% working interest in two properties: the non-operated Lavoy area and the Cold Lake/Bonnyville area, which is operated by Hawker. These properties currently produce a total of approximately 19 mmcf/d and will be self-financing on a go forward basis. The Company intends to expand these areas and seek new core areas.

The oil and gas industry is capital intensive and the Company is likely to require significant additional capital resources in order to succeed in the oil and gas sector. At present, the Company has not identified any source of these additional capital resources and it is unlikely that such resources would be available to it unless particular oil and gas assets are identified to be acquired.

The Company’s ability to raise additional capital will depend upon a number of factors, such as general economic conditions and conditions in the oil and gas industry, that are beyond its control. If additional capital is required and is not available to the Company on acceptable terms, the Company’s financial condition and prospects may be impaired.

Hawker Resources Inc.

(Formerly SYNSORB Biotech Inc.)

Balance Sheets As at

	June 30	December 31
(in thousands of dollars)	2003	2002

	(unaudited)	(audited)
ASSETS
Current
Cash	$3,460	$289
Accounts receivable	9,052	27
Prepaids	137	176

	12,649	492
Assets held for sale (Note 4)	2,340	3,500
Capital assets (Note 5)	65,874	23

	$80,863	$4,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$8,180	$80
Bank loan (Note 6)	24,344	—
Alberta Heritage Foundation grant (Note 7)	—	387
SHAREHOLDERS’ EQUITY
Share capital (Note 8)	58,337	12,741
Deficit	(9,998)	(9,193)

	48,339	3,548

	$80,863	$4,015

See accompanying notes

Hawker Resources Inc.

(Formerly SYNSORB Biotech Inc.)

Statements of Earnings (Loss) and Deficit
Periods ended June 30, 2003 and 2002

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Interest income	$26	$4	$29	$29
Other	7	—	382	107

	33	4	411	136
EXPENSES
Operating	913	448	1,362	659
Interest	29	—	29	71
Operating costs and write-downs associated with assets held for sale	152	133	190	216
Depreciation	1	4	3	16

	1,095	585	1,584	962

Loss before the following	(1,062)	(581)	(1,173)	(826)
Gain on the sale and distribution of Oncolytics shares	—	8,794	—	12,871
Share of loss from equity investment in Oncolytics	—	(157)	—	(471)
Alberta Heritage Foundation grant settlement (Note 7)	368	—	368	—

Net earnings (loss) for the period	(694)	8,056	(805)	11,574
Deficit, beginning of period	(9,304)	(69,337)	(9,193)	(72,855)

Deficit, end of period	$(9,998)	$(61,281)	$(9,998)	$(61,281)

Basic and diluted net earnings (loss) per common share (Note 8)	$(0.07)	$1.62	$(0.10)	$2.33

See accompanying notes

Hawker Resources Inc.

(Formerly SYNSORB Biotech Inc.)

Statements of Cash Flows
Periods ended June 30, 2003 and 2002

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(in thousands of dollars)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(694)	$8,056	$(805)	$11,574
Add non-cash items:
Amortization and asset write-downs	146	52	148	72
Alberta Heritage Foundation grant settlement (Note 7)	(368)	—	(368)	—
Share of loss from equity investment in Oncolytics	—	157	—	471
Gain on sale and distribution of Oncolytics shares	—	(8,794)	—	(12,871)

	(916)	(529)	(1,025)	(754)
Decrease (increase) in accounts receivable	(71)	21	(73)	8
Decrease (increase) in prepaid expenses	(87)	(257)	39	(187)
Increase (decrease) in accounts payable and accrued liabilities	176	(1,430)	240	(4,360)

	(898)	(2,195)	(819)	(5,293)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	84	33	1,023	37
Acquisition of oil and gas properties	(69,043)	—	(69,043)	—
Additions to oil and gas properties	(475)	—	(475)	—
Proceeds from sale of Oncolytics shares	—	739	—	6,222

	(69,434)	772	(68,495)	6,259
Increase in accounts receivable	(2,358)	—	(2,358)	—
Increase in accounts payable and accrued liabilities	4,508	—	4,508	—

	(67,284)	772	(66,345)	6,259

FINANCING ACTIVITIES
Common shares issued on exercise of options	69	—	192	—
Common shares issued for cash	45,047	—	45,047	—
Issue of debentures and warrants	3,645	—	3,645	—
Increase in bank loan	24,344	—	24,344	—
Share issuance costs	(3,288)	—	(3,288)	—
Costs of distribution of shares in Oncolytics	—	(46)	—	(46)
Repayment of long-term debt	—	—	—	(5,910)

	69,817	(46)	69,940	(5,956)
Increase in accounts receivable	(29)	—	(29)	—
Increase in accounts payable and accrued liabilities	424	—	424	—

	70,212	(46)	70,335	(5,956)

Increase (decrease) in cash and cash equivalents	2,030	(1,469)	3,171	(4,990)
Cash and cash equivalents, beginning of period	1,430	2,320	289	5,841

Cash and cash equivalents, end of period	$3,460	$851	$3,460	$851

Cash interest paid	29	—	29	71
Cash interest received	4	5	6	29
Cash taxes paid	—	—	—	10

See accompanying notes

Hawker Resources Inc.

(Formerly SYNSORB Biotech Inc.)

Notes to Financial Statements
Periods ended June 30, 2003 and 2002
(Tabular amounts in thousands of dollars, unless otherwise noted) (unaudited)

1.	NATURE OF OPERATIONS

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and methods of computation used in the preparation of the financial statements as at December 31, 2002. Certain new accounting policies have been adopted by the Company as a result of the new oil and gas operations of Hawker and are summarized below. The interim financial statements contain disclosures which are supplemental to the Company’s annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2002.

(a)	Capitalized Costs

The Company follows the full cost method of accounting whereby all costs associated with the exploration for, and development of, oil and gas reserves, whether productive or non-productive, are capitalized in a single Canadian cost center. Such costs include land acquisition, drilling, geological and geophysical expenses related to exploration and development activities.

Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

(b)	Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment, is provided using the unit of production method based on estimated proved petroleum and natural gas reserves as determined by independent engineers.

The depletion and depreciation base includes total capitalized costs, less costs of unproved properties, net of impairment and future salvage values, plus provision for future development costs of undeveloped reserves, as determined by independent engineers and management estimates.

The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

(c)	Future Site Restoration and Abandonment Costs

The Company annually estimates the future costs associated with the site restoration and abandonment of well sites and facilities by specific areas. An accrual for abandonment is made using the unit of production method. Actual abandonment expenditures are charged as incurred against the accumulated abandonment accrual.

(d)	Ceiling Test Limitations

The Company applies a ceiling test to capitalized costs, net of future income taxes and future site restoration and abandonment costs, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, estimated future abandonment costs and income taxes. Any reduction in the net carrying value of property and equipment as a result of the ceiling test is charged to operations.

The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end.

The carrying value of undeveloped property (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

(e)	Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(f)	Hedging and Forward Sales Contracts

The Company may enter into contracts to manage its exposure to commodity price fluctuations. Gains and losses on commodity price hedges are included in income at the time of the sale of the related production.

(g)	Joint Ventures

Certain of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

3.	ACQUISITIONS

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party.

The resultant acquisition of a 50% interest in the W4M Properties has been accounted for using the purchase method of accounting.

Allocation of purchase price:
Capital assets	$65,387
Non-cash working capital	3,656

$69,043

Consideration given:
Cash	$67,100
Acquisition costs	1,943

$69,043

The Company has agreed to indemnify the purchaser of Southward for income tax and legal expenses to a maximum amount of $1 million for matters arising prior to the April 30, 2003 acquisition of Southward.

In connection with sale of Southward, the Company agreed to purchase various seismic data from Southward in the amount of $4,200,000. Furthermore, in the event that specified third parties elect not to purchase certain seismic data from Southward, the Company would be obligated to purchase additional seismic data in the amount of $800,000. Under the same agreement, the Company has the right to purchase up to $11,000,000 of additional seismic data.

4.	ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. Manufacturing equipment with a carrying value of $940,000 was sold during the six months ended June 30, 2003. During the second quarter of 2003, the Company wrote down the carrying value of the remaining assets held for sale by $145,000 to the estimated net realizable value of $2,340,000.

The Company has entered into an agreement for the sale of these assets to a third party for gross consideration of $2,500,000. Pursuant to this agreement, a non-refundable deposit of $75,000 has been received by the Company and applied to reduce the carrying value of the assets held for sale. A further non-refundable milestone payment of $150,000 is due to the Company in September of 2003. It is anticipated the sale will close in December of 2003 at which time the balance of the purchase price of $2,275,000 will be received by the Company. Costs associated with the transaction are estimated at $85,000.

5.	CAPITAL ASSETS

	June 30, 2003

		Accumulated
	Cost	Depreciation	Carrying Value

Oil and gas properties	$65,862	$—	$65,862
Computer equipment	408	397	11
Office furniture and equipment	92	91	1

	$66,362	$488	$65,874

Total future site restoration and abandonment costs as at June 30, 2003 are estimated to be $2,047,000 for which no provision has been recorded.

6.	BANK LOAN

The Company has a $28 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 30 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances which are subject to a stamping fee or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The loan is a revolving facility until March 31, 2004 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by October 31, 2003. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $60 million over all of the property of the Company

7.	ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) during 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, Hawker and the AHFMR have agreed to a royalty payment of $18,550 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

8.	SHARE CAPITAL

(a)	Authorized:

Unlimited number of voting common shares without par value. Unlimited number of non-voting class A common shares without par value. Unlimited number of preferred shares to be issued in series.

(b)	Common Shares Issued

	June 30, 2003

	Number of Shares	Amount

Balance at January 1, 2003	4,959,937	$12,741
Issued for cash	14,361,000	45,047
Share issuance costs	—	(3,378)
Issued on debenture and warrant conversion	2,152,465	1,302
Issued for services received	148,798	90
Issued for cash on exercise of options and warrants	275,000	192

Balance at June 30, 2003	21,897,200	$55,994

(c)	Class A Common Shares Issued

	June 30, 2003

	Number of Shares	Amount

Balance at January 1, 2003	—	$—
Issued on debenture and warrant conversion	3,874,437	2,343

Balance at June 30, 2003	3,874,437	$2,343

(d)	Issue of Debentures and Warrants

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

(e)	Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 1,181,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at June 30, 2003:

	June 30, 2003

		Weighted average
		exercise price
	Shares	$

Outstanding at January 1, 2003	330,565	9.80
Granted	323,000	3.45
Exercised	(275,000)	0.70
Expired	(12,500)	87.20
Forfeited	—	—

Outstanding at June 30, 2003	366,065	8.38

Options exercisable at June 30, 2003	41,565	46.72

The Company has undertaken to facilitate the surrender of out-of -the-money options that were issued in previous years when the Company conducted pharmaceutical drug development.

(f)	Per Share Amounts

The weighted average number of shares outstanding during the three month period ended June 30, 2003 of 10,553,760 and during the six month period ended June 30, 2003 of 7,775,754 (three month and six month periods ended June 30, 2002: 4,959,937) were used to calculate earnings (loss) per common share. For the period ended June 30, 2003, stock options and warrants were not included in the computation of diluted earnings (loss) per share because the effect on the net loss for the period of the issue of additional shares on the conversions would be anti-dilutive. For the period ended June 30, 2002, the respective exercise price of the stock options and warrants excluded from the diluted earnings (loss) per share calculation exceeded the average market price of the common shares and therefore, the effect would be anti-dilutive.

9.	STOCK BASED COMPENSATION

The Company has a stock option plan that provides for the issuance of options to its officers, directors and employees. The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to officers, directors and employees. Accordingly, no compensation cost has been recognized under the stock-based compensation plan. Consideration paid on the exercise of stock options and purchase of stock is credited to share capital. Had compensation costs for the Company’s stock based compensation plan been determined based on the fair value at the grant dates for awards under those plans, consistent with the fair value based method of accounting for stock based compensation, the Company’s net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(in thousands of dollars, except per share amounts)	Three Months Ended	Six Months Ended

	June 30, 2003	June 30, 2003

Net earnings (loss)
As reported	$(694)	$(805)
Pro forma	$(707)	$(818)
Basic and diluted net earnings (loss) per common share
As reported ($/share)	$(0.07)	$(0.10)
Pro forma ($/share)	$(0.07)	$(0.11)

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted in 2003 is estimated to be $473,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2003

Risk-free interest rate (%)	4.10
Expected life (years)	5.00
Expected volatility (%)	31.47
Expected dividend yield (%)	—

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period on a straight-line basis.

10.	INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $34 million which are available for application against future taxable income and which expire in the following years:

2005	$6,500
2006	11,400
2007	5,100
2008	11,000

$34,000

The income tax benefit of these losses has not been recognized in the financial statements. The Company has unclaimed expenditures of approximately $114.6 million as at June 30, 2003 available to reduce future year’s taxable income. The Company also has approximately $5.7 million of unclaimed investment tax credits available to reduce future years’ income taxes payable.

11.	RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $1,829,000 for legal services for the period ended June 30, 2003. The fees charged were based on standard rates and time spent on company matters.

12.	FINANCIAL INSTRUMENTS

Pursuant to the exercise of the purchase option (Note 3), the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the purchased properties as follows:

Transaction Type	Volume (GJ/d)		Contract Price (GJ/d)	Expiry

Fixed Summer	1,658		$4.10	October 31, 2003
Fixed Summer	3,220		$6.64	October 31, 2003
Costless Collar Summer	3,220		$6.24 - $7.00	October 31, 2003
Costless Collar Winter	4,830		$6.36 - $7.15	March 31, 2004
Fixed Winter	1,610		$6.76	March 31, 2004
Fixed Summer	1,450		$5.06	October 31, 2003
Cogeneration Fuel Supply	263		$1.959 - $2.217	October 31, 2008
Daily Declining Profile	977	(1)	Netback(2)	October 31, 2011
Reserve Based	101		Netback(3)	Life of reserves

Notes:

(1)	The Company’s obligations under this contract will, on November 1 of this year and each succeeding year, decline to the following:

Date	Obligation (GJ/d)

November 1, 2003	841
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2)	TransCanada Pipelines Limited netback pricing.

(3)	Progas Limited netback pricing.

13.	CONTINGENCIES

The Company, in the normal course of operations, is subject to a variety of legal and other claims against the Company. Management and the Company’s legal counsel evaluate all claims on their apparent merits, and accrue Management’s best estimate of the likely costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Company will not have a significant impact on the Company’s financial position, operations or cash flows.

14.	COMMITMENTS

The Company is committed to payments under operating leases for office space as follows:

Balance of 2003	$337
2004	688
2005	717
2006	413
2007	385

$2,540

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR.”

For further information please contact:

Mr. David Tuer, President & CEO
Phone: (403) 294-0067

or

Mr. Barry Herring, Vice President & CFO
Phone (403) 444-3330

or

Ms. Jane Johnson, Assistant Corporate Secretary
Phone: (403) 294-0067

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.